Exhibit 99.1

May 18, 2012

Jiayuan to Hold Annual General Meeting on June 15, 2012

BEIJING, May 18, 2012 /PRNewswire-Asia-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) at 10am on June 15, 2012, Beijing / Hong Kong Time at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong.

Holders of record of ordinary shares of the Company at the close of business on May 4, 2012 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting of shareholders, which sets forth the resolutions to be submitted for shareholder approval at the meeting, and the proxy statement related to the meeting are available through the AGM link on the Company’s Website at http://ir.jiayuan.com. Jiayuan has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission. Jiayuan’s Form 20-F can be accessed on the above-mentioned website as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Melody Liu, Investor Relations Manager, Jiayuan.com International Ltd., Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, or by email to ir@jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Martin Reidy

Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

SOURCE Jiayuan.com International Ltd.

News Provided by Acquire Media